EXHIBIT P

August 12, 2020

The Honourable William Francis Morneau, P.C., M.P.

Minister of Finance

House of Commons

Ottawa, Ontario K1A 0A6

Dear Minister                     :

Re: Canada Notes Program

By letter dated August 12, 2020, I have been requested by the Director, Reserves Management Section, Funds Management Division, Department of Finance (Canada), to provide you with an opinion relating to the authorization of the issuance of Canada Notes to be sold pursuant to a distribution agreement dated as of November 28, 2012, as amended (the “Distribution Agreement”) between Scotia Capital (USA) Inc. (hereinafter referred to as the “Distributor”) and Her Majesty in right of Canada, as represented by the Minister of Finance (hereinafter referred to as “Canada”).

In connection with the issuance and sale of the Canada Notes (hereinafter referred to as the “Notes” which term shall, unless the context indicates to the contrary, include both Fixed Rate Notes and Floating Rate Notes as defined in the Administrative Procedures attached as Exhibit B to the Distribution Agreement), Canada has entered into a fiscal agency agreement dated as of November 28, 2012 (the “Fiscal Agency Agreement”) with Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent for the Notes denominated in U.S. dollars (the “Domestic Registrar”) and Citibank, N.A., London Branch, as fiscal agent, transfer agent, registrar and principal paying agent for the Notes denominated in one or more currencies or currency units other than U.S. dollars (the “International Registrar” and, together with the Domestic Registrar, the “Registrars”).

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such statutes, documents, certificates of public officials and other instruments relating to the authorization, issuance and sale of the Notes by Canada as I have deemed necessary, including the following:

(a)	the Borrowing Authority Act, S.C. 2017, c. 20, s. 103, as amended;

(b)	Order in Council P.C. 2020-171 dated March 24, 2020 (the “Order in Council”);

(c)	The Fiscal Agency Agreement; and

(d)	The forms of the Notes.

The Director, Reserves Management Section has represented to me by a certificate dated August 12, 2020 that the Notes are being issued and sold pursuant to the Order in Council and that no Notes will be issued and sold under this program except to the extent that as a result of such issuance and sale of Notes, the aggregate principal amount of money borrowed by Canada in the 2020-2021 fiscal year pursuant to the Order in Council will not exceed CAD 350 billion, and the maximum amount in section 4 of the Borrowing Authority Act (Canada), subject to the exceptions at sections 5 and 6 of that Act, will not be exceeded.

In giving this opinion, I have assumed with respect to the opinion stated in paragraph 2 below that, at or prior to the delivery of the Notes, the Order in Council authorizing the issuance of the Notes will not have been modified or rescinded and, further, there will not have occurred any change in law that affects the validity or enforceability of such Notes. I have also assumed that none of the terms of Notes to be established subsequent to the date of this opinion, nor the compliance by Canada with the terms of such Notes, will violate any applicable law, regulation, order or decree.

In response to the request of the Director, Reserves Management Section, and in reliance on the representation referred to above as set out in his certificate, I give it as my opinion as General Counsel, Department of Justice (Canada) that, subject to the qualifications set out below, as of the date hereof:

1.

The Fiscal Agency Agreement has been duly authorized, executed and delivered by Canada and, assuming due authorization, execution and delivery by the Registrars, constitutes a legal, valid and binding agreement of Canada.

2.

The issuance of the Notes by Canada has been duly authorized by the Order in Council subject to the limits set forth therein and the maximum amount in section 4 of the Borrowing Authority Act (Canada), subject to the exceptions at sections 5 and 6 of that Act. The Notes, when duly executed by Canada and when duly authenticated (and duly effectuated when applicable) in accordance with the Fiscal Agency Agreement and delivered to and paid for in accordance with the provisions of the Distribution Agreement (including any Terms Agreement, a form of which is attached as Exhibit A to the Distribution Agreement, and any Accession Agreement appointing additional distributors for the Notes), will constitute valid, legally binding, direct unconditional obligations of Canada in accordance with their terms, and payment of the principal of and interest on each Note so authenticated, delivered and paid for will be a charge on and payable out of the Consolidated Revenue Fund of Canada.

The foregoing opinions are subject to the following limitations and qualifications:

(a)

pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the date of payment;

(b)

the enforcement of the Fiscal Agency Agreement and the Notes may be limited by general principles of equity, and no opinion is expressed as to any specific remedy that might be granted, imposed or rendered only in the discretion of a court, including remedies such as specific performance and injunction;

(c)

no execution may issue on a judgment against Canada, but the law requires that any money or costs awarded to any person against Canada in any proceeding be paid out of the Consolidated Revenue Fund; and

(d)

the opinions expressed in paragraphs 1 and 2 above are based on the law of the Province of Ontario and the federal laws of Canada applicable therein. I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

I hereby consent to the inclusion of this opinion letter as an exhibit to Amendment No. 3 to Canada’s Annual Report on Form 18-K for the year ended March 31, 2019 and to the use of the reference to a lawyer at the Department of Justice (Canada) under the heading “Legal Opinions” in the prospectus supplement dated August 12, 2020.

I hereby advise that the Registrars may rely upon the same as though such opinion had been separately addressed to them. This opinion letter may not be relied upon by any other person or for any other purpose without my consent.

Yours sincerely,

/s/ Martin Marcone
Martin Marcone
General Counsel
Department of Justice (Canada)
Finance Canada Law Branch